SIERRA VENTURES, INC.

March 05, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re: Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on February 27, 2009
File Number 333-146675

Further to today’s telephone conversation with Jeffrey A. Nichols, we wish to clarify the following issue.

On Page 2 of the above noted document under the heading “Offering Circular – Rescission Offer –Supplemental Notes Regarding the Rescission Offer” (and so stated elsewhere within the registration statement) we have stated that “We have previously disclosed in our amended registration statements and our periodic reports to the SEC that all of the subscribers have been informed of this situation”. This was originally conveyed by letter in August, 2008 to each of the persons subject to our rescission offer.

We wish to clarify this statement to verify that 'each of the shareholders subject to the rescission offering were originally informed of the possible need to rescind the shares sold to them by letter. In addition, each has been kept apprised that rather than unilaterally completing a rescission of the sold shares we were proceeding with a rescission offering to give them each the opportunity to rescind or not rescind their purchase of shares sold by the Company or by certain shareholders between December, 2007 and May, 2008. This was done by letter on August 29, 2008 in which we provided a reference to the filed documents on EDGAR. Following each amendment to our S-1 filing we have provided an update by letter or e-mail indicating that the new filing was an update based on comments made by the Securities and Exchange Commission as part of the ongoing review of the registration statement.

We will be adding the latter three sentences to the offering documents in each case where the essence of the first paragraph appears prior to their being sent to the shareholders. Copies of the S-1 will be sent to each of the shareholders tomorrow, March 06, 2008.

Yours truly,
SIERRA VENTURES, INC.

Ian Jackson President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com